[redacted]

SEC Mail Processing Section
MAR 02 2009
Washington, DC
104

SECURITI 09057352 SION

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SEC FILE NUMBER
8 - 30700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 10th Avenue, Suite 1150
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica A. Muller (619) 326-1200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Angelica A. Muller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

MARIA LUISA BOYD
Commission # 1577754
Notary Public - California
San Diego County
My Comm. Expires May 10, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 24, 2009

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	297,279
Due from brokers (including clearing deposit of $108,799)		894,249
Securities owned, at fair value		2,993,924
Commissions and fees receivable		493,081
Prepaid expenses and other		482,823
Furniture, equipment, and leasehold improvements, net		817,708
Notes receivable		30,470
Derivative contracts, at fair value		11,661
Deferred income taxes, net		12,108
	$	6,033,303
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Note payable - bank	$	819,848
Commission payable		568,050
Accounts payable and accrued expenses		360,044
Deferred liabilities		39,442
Derivative contracts, net, at fair value		31,666
Total liabilities		1,819,050
Commitments		
Stockholders' equity		
Series A, no par, voting common, 111,000 shares authorized, issued and outstanding		401,892
Series B, no par, non-voting common, 19,590 shares authorized, issued and outstanding		2,445,224
Retained earnings		1,367,137
Total stockholders' equity		4,214,253
	$	6,033,303

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Investment Placement Group (the "Company"), a California corporation, provides securities broker-dealer services primarily to foreign investors. The Company clears its securities transactions on a fully disclosed basis with J.P. Morgan Clearing Corporation ("J.P. Morgan").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The SFAS No. 157 fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

1. Organization and summary of significant accounting policies (continued)

Valuation Techniques (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the SFAS No. 157 fair value hierarchy. In such cases, for disclosure purposes, the level in the SFAS No. 157 fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company takes into consideration its own assumptions as well as those set by J.P. Morgan to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the SFAS No. 157 fair value hierarchy.

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash, equity and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's valuation policy for listed securities and securities traded in the OTC markets for which no sale was reported on that date, values securities at their last reported "bid" price if held long, and last reported "ask" price if sold short. If there is no sufficient trading volume for a particular security, the Company considers moving the security to Level 2 or 3.

<u>OTC Derivative Contracts</u>

The Company invests in OTC derivative contracts such as currency forwards, currency futures, and warrants. Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Level 2 of the SFAS No. 157 fair value hierarchy.

<u>Mutual Funds</u>

The fair value of mutual funds is generally based on quoted prices in active markets. These securities are generally categorized in Level 1 of the SFAS No. 157 fair value hierarchy.

<u>Government Bonds</u>

The fair value of sovereign government bonds is generally based on quoted prices in active markets. Sovereign government bonds are generally categorized in Levels 1 or 2 of the SFAS No. 157 fair value hierarchy.

1. Organization and summary of significant accounting policies (continued)

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Corporate bonds are generally categorized in Level 1 or 2 of the SFAS No. 157 fair value hierarchy.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes commissions and riskless principal transaction revenues and related expenses on the trade date of the investment transactions.

Translation of Foreign Currency

Purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other income in the statement of operations.

Furniture, Equipment, and Leasehold improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company complies with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statement for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and has adopted the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

1. Organization and summary of significant accounting policies (continued)

Account Supervision and Administrative Fees

Account supervision and administrative fees represent fees the Company charges its clients and a related entity as compensation for its role as a full-service broker-dealer.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilites recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
United States Treasury Bills	$ 1,699,971	$ -	$ -	$ 1,699,971
Mutual Funds	1,003,049	-	-	1,003,049
Corporate Bonds	-	130,938	-	130,938
Sovereign Bonds	-	107,000	-	107,000
Common Stock	52,966	-	-	52,966
Currency Futures	-	11,661	-	11,661
	$ 2,755,986	$ 249,599	$ -	$ 3,005,585
Liabilities				
Forwards	$ -	$ 31,666	$ -	$ 31,666

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

2. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2008:

	LEVEL 3					
	Beginning Balance January 1, 2008	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2008	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008
Assets						
Warrants	$ 100,375	$ (33,734)	$ (66,641)	$ -	$ -	$ -
Liabilities						
Warrants	$ 91,250	$ (30,025)	$ (61,225)	$ -	$ -	$ -

Realized and unrealized gains and losses are included in other income in the statement of operations.

3. Derivative contracts

Forward and Futures Contracts

The Company enters into forward contracts on floating rate notes. Forward contracts are agreements for delayed delivery of floating rate notes in which the seller agrees to make delivery at a specified future date of specified notes. Risks associated with forward contracts are the inability of counterparties to meet the terms of their contracts and movements in fair value and exchange rates. The purchase and sale of forward contracts require the maintenance of margin deposits with the broker. Gains and losses on forward contract transactions are recorded based on changes in fair values and are included in other income in the statement of operations.

The Company enters into New Mexican Peso future currency contracts. The Company is exposed to a market risk equal to the value of the futures contracts purchased and unlimited liability on such contracts sold short. The purchase and sale of futures contracts require the maintenance of margin deposits with the broker. Management has established procedures to actively monitor and minimize market and credit risks.

Certain of the Company's cash or securities are held as collateral for the forward and futures contracts.

3. Derivative contracts (continued)

Forward and Futures contracts (continued)

As of December 31, 2008, the Company had the following open derivative contracts:

	Expiration Dates	Number of Contracts	Fair Value
Assets			
Derivative Contracts, at fair value			
Future contract			
Currency contract			
New Mexican Peso	January 2009	50	$ 11,661

	Expiration Dates	Notional Amounts	Fair Value
Liabilities			
Derivative Contracts, net, at fair value			
Forward contracts			
Floating rate notes	January 2009	6,900,000	$ (256,814)
Floating rate notes	January 2009	2,000,000	225,148
Total forward contracts			$ (31,666)

All of the company's foreign currency derivative instruments involve elements of credit and market risk in excess of the amounts recognized in the financial statement. The Company's counterparties for derivative instruments consist of Monex Grupo Financiero and Scotiabank Inverlat. In addition to limiting the amounts of the agreements and contracts it enters into with any one party, the Company monitors its positions with and the credit quality of the counterparties to these financial instruments. The Company does not anticipate nonperformance by any of these counterparties.

4. Due from brokers

Due from broker represents cash balances at the Company's clearing broker and other brokers. Certain balances at the Company's clearing broker are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing broker.

5. Furniture, equipment, and leasehold improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2008:

Furniture and fixtures	$ 480,437
Leasehold improvements	376,754
Office equipment	343,499
Automobile	31,600
	1,232,290
Accumulated depreciation and amortization	(414,582)
	$ 817,708

Depreciation and amortization expense for the year was approximately $139,000.

6. Income taxes

The tax effects of significant items comprising the Company's net deferred income tax assets are as follows at December 31, 2008:

Deferred tax asset:	
Unrealized loss	$ 60,084
Net operating loss	26,421
Deferred rent	16,897
Charitable contributions	5,702
Miscellaneous	2,691
Total deferred tax assets	111,795
Deferred tax liability:	
Depreciation	(99,687)
Net deferred tax assets	$ 12,108

There is no valuation allowance at December 31, 2008, as the management of the Company believes that it is more likely than not that the deferred tax asset will be realized.

The current and deferred portions of the income tax provision (benefit) included in the statement of operations as determined in accordance with SFAS No. 109 are as follows for the year ended December 31, 2008:

Current:	
Federal	$ 55,632
State	19,477
	75,109
Deferred:	
Federal	76,285
State	(5,667)
	70,618
Total income tax provision	$ 145,727

7. Note payable – bank

During the year, the Company repaid a note payable of $350,000. Also, the Company executed a note payable for $850,000 for the acquisition of leasehold improvements. The note bears interest at 6.75% and matures in May 2013. The note was payable by interest only installments starting in February 2008 for five months and then installments of principal and interest beginning in July 2008. The note is guaranteed by two Company shareholders and is collateralized by the assets of the Company.

7. Note payable – bank (continued)

Future payments on the note are as follows:

Year ending December 31,		
2009	$	117,633
2010		117,633
2011		117,633
2012		117,633
2013		552,655
		1,023,187
Less amount representing interest		203,339
	$	819,848

8. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company's discretionary matching contribution was approximately $35,000 for the year ended December 31, 2008.

The Company has a profit sharing plan (the "Plan") under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service and are determined by Company management. Company contributions to the Plan were approximately $75,000 for the year ended December 31, 2008. The Plan may be discontinued by the Company at any time.

9. Concentrations

Credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearance agreements, the Company introduces all of its securities transactions to J.P. Morgan, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of J.P. Morgan. In accordance with the clearance agreement, the Company has agreed to indemnify J.P. Morgan for losses, if any, which J.P. Morgan may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and J.P. Morgan monitor collateral on the customers' accounts.

The Company maintains its cash balances in various financial institutions in the United States and Mexico. Those balances in the United States are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Concentrations (continued)

Major brokers

The Company has various registered brokers generating commissions and riskless principal transaction revenues. Two of the brokers accounted for approximately 85% of the Company's commissions and riskless principal transactions revenues for the year ended December 31, 2008.

Geographic area

The majority of the Company's clients are based in Latin America.

10. Commitments

Leases

The Company signed a lease for new office space in San Diego which it occupied on January 1, 2008 that expires in December 31, 2017. The Company also signed a lease for the Miami office that expired on December 31, 2008. The future minimum lease payments under non-cancelable operating leases are as follows as of December 31, 2008:

Year ending December 31,		
2009	$	418,662
2010		462,192
2011		440,832
2012		449,652
2013		458,640
Thereafter		1,928,124
Total	$	4,158,102

Rent expense for the new office space in San Diego for the year ended December 31, 2008 was approximately $455,000.

11. Related party transactions

The Company pays consulting fees to related parties. During the year ended December 31, 2008, consulting fees paid to related parties were approximately $516,000.

The Company receives administration fees from an affiliate. During the year, administration fees received were approximately $170,000.

The Company's office space for the La Jolla, California office was leased from an affiliate. Rent and storage expense paid to the affiliate for the year ended December 31, 2008 was approximately $106,000.

12. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $1,922,000, which was approximately $1,802,000 in excess of its minimum requirement of approximately $119,000.

13. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".